June 30, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Trace W. Rakestraw, Esq.

VIA EDGAR

Re:	Registrant:	Natixis ETF Trust
	File Nos.:	333-210156, 811-23146
	Filing Type:	Form N-1A

Dear Mr. Rakestraw:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on Tuesday, June 28, 2016, regarding the Natixis ETF Trust’s (the “Registrant”) registration statement on Form N-1A for the Natixis Seeyond International Minimum Volatility ETF (the “Fund”), which was filed with the Commission on March 14, 2016 (the “Registration Statement”). For your convenience, we have summarized your comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Prospectus

Principal Investment Strategies (p. 1-2)

1.	Comment. Please clarify what “in combination with other securities” means in the second paragraph of the Principal Investment Strategies.

Response. The Registrant will revise the disclosure as follows:

When building and managing the Fund’s portfolio, Natixis Asset Management U.S., LLC (“Natixis AM US” or “Subadviser”) employs both quantitative and qualitative factors in an effort to identify securities that demonstrate lower volatility and, in combination with other securities in the portfolio, reduce the Fund’s overall volatility relative to the developed international equity market.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please contact me at 617-449-2818 or John.DelPrete@ngam.natixis.com.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Natixis ETF Trust

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.